Exhibit 21.1

Subsidiaries of Paycor HCM, Inc.
As of August 19, 2022

Name	Jurisdiction
Pride Guarantor, Inc.	Delaware
Paycor, Inc.	Delaware
Paltech Solutions, Inc.	British Columbia
Nimble Software Systems, Inc.	Delaware
P2 Solutions, Inc.	Ohio
Paycor Insurance Agency, LLC	Ohio
Paycor Headquarters, LLC	Ohio